April 22, 2022

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund (the “Registrant”)

1933 Act File No. 2-39334

1940 Act File No. 811-02224

Comments received for PEA No. 113 filed on March 2, 2022

Dear Ms. Lithotomos:

Below is a summary of the comments we received from you on April 13, 2022 regarding the above-mentioned Registrant, together with our responses. We appreciate the time you took to carefully review these documents and have tried to address your comments. We would greatly appreciate your contacting us at 413-744-0762 or 413-744-0770 as soon as possible if you have any further questions or comments. Thank you.

Comments

1)	Comment: Please explain the reasoning for not updating the series identifier for the MML Growth & Income Fund to reflect the Fund’s new name, the MML Sustainable Equity Fund.

Response: The MML Growth & Income Fund’s series identifier was not updated because the Fund’s name will not change to the MML Sustainable Equity Fund until April 29, 2022. The Fund’s series identifier will be updated to reflect its new name for the 485BPOS filing.

2)	Comment: Please describe how the MML International Equity Fund, MML Small Company Value Fund, and MML Sustainable Equity Fund (formerly known as MML Growth & Income Fund) will value derivatives for purposes of its 80% name test.

Response: The Funds do not expect to consider the values or investment exposures of derivatives for purposes of testing compliance with its 80% name test policy. If the Funds were to do so in the future, they might consider the specific derivative in question and the investment exposure created by it in determining how to value the derivative for purposes of the 80% test.

3)	Global Comment: Please explain why actual expense and performance figures reflect December 31, 2020 information as stated in the fifth paragraph of the March 2, 2022 cover letter that accompanied Post-Effective Amendment No. 113 and do not reflect December 31, 2021 information.

Response: At the time of the 485APOS filing, the updated expense and performance figures were not ready for inclusion in the filing. These figures will be updated in the upcoming 485BPOS filing. Going forward, we will explain in the Cover Letter our intention to provide updated expense and performance figures in the 485BPOS filing.

4)	Comment: For the MML Small Company Value Fund, the market capitalization range numbers are in brackets in the first paragraph under “Principal Investment Strategies.” Please confirm all the information that is currently in brackets will be completed and will reflect market capitalization numbers for small cap companies.

Response: We will update the bracketed information. We confirm the market capitalization numbers will be that of small cap companies when updated.

5)	Global Comment: For Funds that may invest in other Funds, please supplementally confirm that Acquired Fund Fees and Expenses (“AFFE”) will be included as a separate line item in the Fee Table if they exceed 0.01% as required by Instruction 3(f) to Item 3 of Form N-1A.

Response: We confirm that we will include AFFE as a separate line item in the Fee Table whenever AFFE exceed 0.01%.

Prospectus Comments related to changes to the MML Sustainable Equity Fund’s principal investment strategies

6) (a)	Comment: Please supplementally inform the staff why the Board of Trustees believes these changes are consistent with its fiduciary duties and are in the best interests of its shareholders -- who did not vote for these changes. In your response:

a.	Explain in detail what information the Board considered, and how it weighed the information in arriving at its decision.

b.	Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the fund and starting a new fund.

c.	Support your explanation of the Board’s deliberations with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes, as compared with starting a new fund.

6) (b)	Comment: Please also explain why the Adviser believes these changes are consistent with its fiduciary duty to this fund.

6) (c)	Comment: Has the fund notified its shareholders of this planned change? If so, please provide the staff with a copy of the notice and when and how (e.g., letter, e-mail) it was sent. If not, when will the fund distribute such a notice and how?

6) (d)	Comment: Please explain in your response why making these changes in a post-effective amendment to the registration statement of an existing fund, as opposed to an amendment adding a new fund , is consistent with the text and policy of Rule 485(a)

under the Securities Act.  Explain why you believe this does not provide an unfair competitive advantage over other registrants, which add new series under Rule 485(a) that go effective within 75 days (as opposed to 60 days).  (This last sentence does not apply to this filing, given that it is a PE amendment with two new series that will go effective in 75 days.)

6) (e)	Comment: Please inform the staff in your response letter what percentage of the fund’s current portfolio needs to be re-positioned as a result of these changes.

Response for Comments 6 (a) – (e):

(i) The change to the investment strategy of the MML Sustainable Equity Fund reflected the recommendation by MML Investment Advisers, LLC (“MML Advisers”) as to the optimal approach to achieving the investment return contemplated by the Fund’s prospectus. The investment strategy change did not require a change to the Fund’s investment objective or its benchmark index. MML Advisers recommended the change because it believes the change will provide investors with a more style-consistent large cap core manager, improved alpha generation, and stronger risk-adjusted returns. The focus on ESG is viewed as an enhancement to the Fund’s strategy. The prospectus disclosure relating to the Fund makes clear that the Fund’s investment strategy is not a fundamental policy and may be changed by the Board of Trustees without shareholder action. Registrant respectfully submits that a change of this nature is consistent with actions taken by investment company boards in the ordinary course without shareholder action, and that organization of a new fund in order to accomplish this change would require undue time and expense and would not be in the best interest of shareholders. The Fund’s prospectus was supplemented following approval of the change by the Board of Trustees.

(ii) The change to the investment strategy of the MML Sustainable Equity Fund is being implemented in connection with a change in subadviser to this Fund. As the staff is aware, and as the prospectus of the Fund discloses, the Fund operates in accordance with a manager-of-managers exemptive order issued by the Commission. Among the advantages of the manager-of-managers structure is the role of the Fund’s investment adviser, MML Advisers, in proposing the retention of a subadviser to the Fund, continuously monitoring and evaluating the subadviser’s performance, and, where appropriate, recommending changes in subadvisers. In connection with changes in subadvisers, the description of a Fund’s investment strategy is typically revised to reflect differences between the specific investment approach of a new subadviser and that of the legacy subadviser. The prospectus disclosure relating to the Fund makes clear that the Fund’s investment strategy is not a fundamental policy and may be changed by the Board of Trustees without shareholder action.

In connection with any proposal by MML Advisers that the Board of Trustees consider a change to a Fund’s subadviser, MML Advisers provides a substantial amount of information to the Fund’s Board of Trustees, including information regarding the investment program and performance of the existing subadviser and the investment program and performance of the proposed subadviser, and information regarding the subadvisers’ investment personnel, compliance programs, and operations. MML Advisers makes a specific recommendation regarding the expected benefits to the Fund and its shareholders of the change in subadviser. It also provides detailed information regarding any change in related subadvisory fees, including information as to the effect of any change on MML Advisers’ profitability. In addition, the Board of Trustees will receive information after completion of the portfolio changes as to the cost of the change to the Fund in question here.

The Board of Trustees considers each proposal thoroughly in the exercise of its business judgment, requesting additional information where appropriate. The bases for its approval of a subadvisory agreement with a new subadviser are disclosed publicly in the Fund’s next applicable annual or semiannual report to shareholders. The independent trustees are advised in these matters by independent counsel. In all of their deliberations, both MML Advisers and the Board of Trustees consider whether a change in subadvisers is in the best interests of the Fund and its shareholders. The efforts of MML Advisers and the consideration by the Board of Trustees of detailed information, with the assistance of independent counsel and in the interests of the Fund and its shareholders, are designed and effective to ensure the performance by each of the Board of Trustees and MML Advisers of its fiduciary duties.

MML Advisers typically designs a shareholder communication plan in light of a number of factors. The shareholder communications plans, whether through detailed revisions of prospectus disclosures, information statements, or other means, are typically designed to take into account the nature of a Fund’s shareholder base, the nature of the changes, and other factors. Consistent with the conditions of the applicable manager-of-managers exemptive relief, the Registrant will deliver to shareholders a detailed information statement (DEF 14C) for this subadviser change within 90 days of the change, which is expected to occur on April 29, 2022. The Registrant also prepared and filed with the Commission a prospectus supplement under Rule 497 in connection with this subadviser change and related strategy changes.

As to the use of a filing under Rule 485(a) to reflect these changes as opposed to the organization of a new fund and the implementation of these changes without shareholder approval, the Registrant points out that this is one of the principle advantages of the manager-of-managers structure and has been specifically contemplated by the Commission and its staff in the development and granting of manager-of-managers exemptive relief.

The Registrant would be willing to discuss any of these matters further by telephone conference if the staff believes more detailed information is required in the disclosure review process.

7)	Comment: For the MML Sustainable Equity Fund, please confirm whether, if the model ESG scores are low for companies at the bottom of the top three quartiles, the Fund will still invest in those companies?

Response: The Sustainable Equity Fund’s subadviser has advised the Registrant that any security to which its proprietary model assigns a score in the top three quartiles of ESG scores meets the definition of “sustainable” as used in the Fund’s strategy.

8)	Comment: For the MML Sustainable Equity Fund, it appears that the top 75% of ESG scores among companies included in the S&P 500 Index determine what will be considered as sustainable equity securities. Please disclose if any other criteria will be used to determine what a sustainable equity security is.

Response: The Sustainable Equity Fund’s subadviser has advised the Registrant that all criteria used to determine what is a “sustainable equity security” have been disclosed in the Prospectus.

9)	Global Comment: Consider ordering Principal Risks by order of importance.

Response: We confirm that our current practice regarding the ordering of Principal Risks is to list the most important risks first, followed by the rest of the risks in alphabetical order.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund

/s/ Jill Nareau Robert

Jill Nareau Robert

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company

Vice President and Assistant Secretary, MML Series Investment Fund